UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

March 24, 2003

BLUE SQUARE — ISRAEL LTD.

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

Company Contact:

     Blue Square-Israel Ltd.
     Zvi Bochman
     Toll-free telephone from US and Canada: 888-572-4698
     Telephone from rest of world: 972-3-928-2220
     Fax: 972-3-928-2299
     Email: finance@coop.co.il

BLUE SQUARE — ISRAEL LTD. ANNOUNCES RESULTS FOR THE
FOURTH QUARTER AND FULL YEAR ENDED DECEMBER 31, 2002

ROSH HA’AYIN, Israel — March 24, 2003 — Blue Square-Israel Ltd. (NYSE: BSI) today announced results for the fourth quarter and full year ended December 31, 2002.

Results for the Fourth Quarter

Revenues: The Company’s revenues for the fourth quarter of 2002 were NIS 1,326.1 million (US $280.0 million), a decrease of 8.0% compared to NIS 1,441.4 million in the fourth quarter of 2001. Revenues for the quarter reflect the recession in Israel, the accompanying high unemployment, and increasing competition.

In addition, when comparing the Company’s 2002 revenues with previous results, it is important to note that Israeli GAAP mandates inflationary adjustments of previous period results to reflect changes in Israel’s Consumer Price Index, a broad-based index of prices in all sectors of the economy. During the period from December 2001 to December 2002, the CPI rose by 6.5%, while the Food Index (not including fruit and vegetables), which is more applicable to the supermarket industry, rose by only 4.9%, indicating a real decline in food prices. Further, the Company’s average price changes were below those of both indexes, reflecting a marked shift toward hard discount sales. Under these circumstances, assuming that there had been no decline in sales volume, the Company’s financial statement would still have reflected a decline in revenues.

Gross Profit: The Company’s gross profit for the fourth quarter was NIS 361.6 million (US $76.3 million) compared with NIS 405.5 million in the fourth quarter of 2001. Gross margins for the quarter declined slightly to 27.3% from 28.1% in the fourth quarter of 2001, reflecting competition and an increased emphasis on hard discount sales.

Operating Income: The Company’s operating income for the fourth quarter was NIS 46.1 million (US $9.7 million) compared to NIS 75.3 million in the fourth quarter of 2001. The operating margin of 3.5% in the fourth quarter of 2002 was affected by the decrease in sales and the resulting reduction in gross profit, together with a sharp increase in expenses for security, electricity, and credit card charges. The impact of these items was moderated by successful ongoing efficiency efforts, including a reduction in employee compensation.

Financing Expenses: The Company recorded financing expenses of NIS 12.8 million (US $2.7 million) in the fourth quarter of 2002, compared to NIS 8.1 million for the comparable period of 2001. The large financing expenses in both of these periods are attributable mostly to the negative CPI recorded in the fourth quarter of 2002 and the fourth quarter of 2001.

Other Expenses, including the impact of Accounting Standard No. 15 — Impairment of Assets: In February 2003, the Israeli Accounting Standards Board issued Accounting Standard No.15 — Impairment of Assets (“Standard 15”). Standard 15 requires that a company recognize an impairment loss for a long-lived asset whenever its carrying amount exceeds its recoverable amount. Recoverable amount is defined as the greater of the net selling price and the present value of estimated future cash flows expected to result from the use and ultimate disposal of the asset.

The Company elected early adoption of Standard 15 in its financial statements for the year ended December 31, 2002. Due to the early adoption of Standard 15, the effect of Israel’s ongoing recession on the value of some of the Company’s assets, and provisions related to the closure of underperforming stores, the Company recorded a charge for the fourth quarter in the amount of NIS 161 million (US $34.0 million) before income taxes, or NIS 110 million (US $23.2 million) after income taxes and Minority Interest. This charge reflects mainly the difference between the carrying amount of those assets prior to the adoption of Standard 15, and their recoverable amount as of December 31, 2002. It should be noted that the recoverable amount of the majority of the Company’s assets exceeds their carrying value by an amount higher than the charge recorded due to the adoption of Standard 15. This increase in value could not be reflected in the financial statements under Standard 15.

The above charge was recorded in “Other Expenses.” In addition, “Other Expenses” includes an expense of NIS 11 million (US $2.3 million) in final settlement of an arbitration dispute with the Company’s parent cooperative (“the Co-op”) regarding the Company’s obligations to pay accumulated social benefits to employees. For further information, please refer to “Note 15-A-4-Contingent Liabilities” in the Company’s 2001 Annual Report.

Net Loss: After recording the abovementioned expenses in the amount of NIS 161 million (US $34.0 million) before income taxes related to the early adoption of Standard 15, the economic recession in Israel, and the closure of stores, the Company’s net loss for the fourth quarter of 2002 amounted to NIS 99.2 million (US $20.9 million), or NIS 2.58 per ADS (US $0.55), compared with net income of NIS 29.3 million, or NIS 0.76 per ADS, for the comparable period of 2001.

Other Operating Data: The Company’s Same Store Sales for the quarter declined by 11.7%, reflecting all the factors described above, compounded by the effect of hard discount stores opened by the Company and its competitors. During the fourth quarter of 2002, the Company opened 2 stores, closed 3, and renovated several, adding a net total of 8,200 square meters to the chain. Revenues per employee declined by only 4.4% in the quarter, reflecting the success of the Company’s ongoing efficiency program. EBITDA for the quarter was NIS 84 million (US $17.8 million), resulting in an EBITDA margin of 6.4%.

Results for 2002

Revenues:
The Company’s revenues for 2002 were NIS 5,548.4 million (US $1,171.3 million), a decrease of 6.6% compared to NIS 5,939.8 million for 2001. The decrease reflects Israel’s ongoing recession and associated rise in unemployment and increasing competition. In addition, as described above, the results reflect the decrease in real terms of average food prices.

Gross Profit: The Company’s gross profit for 2002 was NIS 1,497.8 million (US $316.2 million) compared to NIS 1,643.8 million for 2001. Gross margin for the year was 27.0% compared to 27.7% for 2001, reflecting competition, an increased emphasis on hard discount sales, and adjustments made to account for the effect of inflation on the opening balance of inventory.

Operating Income: The Company’s operating income for 2002 was NIS 223.2 million (US $47.1 million) compared to NIS 322.8 million in 2001. Operating margin for the year was 4.0%, compared to 5.4% in 2001. As explained above, the operating margin was affected by the decrease in sales and the resulting reduction in gross profit, together with a sharp increase in expenses for security, electricity, and credit card charges. The impact was moderated by successful ongoing efficiency efforts.

Financing Income (Expenses): The Company recorded financing income of NIS 16.2 million (US $3.4 million) during 2002, compared to financing expenses of NIS 13.4 million in 2001. This reflects the fact that the CPI rose by 6.5% during 2002, as compared to 2001, when the CPI rose by only 1.4%. The increase in the CPI eroded the excess purchasing power of the unlinked monetary liabilities over unlinked monetary assets, with the resulting gain on net monetary position offsetting interest expense on unlinked bank loans. In addition, the reduction of financing expenses reflects the fact that the Company has taken advantage of lower interest rates to renew outstanding loans under more favorable terms.

Other Expenses: The Company recorded Other Expenses, Net of NIS 177.3 million (US $37.4 million) during 2002. The majority of these expenses were recorded during the fourth quarter of 2002, as explained above.

Net Income: After recording the abovementioned expenses in the amount of NIS 161 million (US $34.0 million) before income taxes related to the early adoption of Standard 15, the economic recession in Israel, and the closure of stores, the Company’s net income for 2002 was NIS 7.4 million (US $1.6 million), or NIS 0.19 (US $0.04) per ADS, compared to NIS 153.7 million, or NIS 4.00 per ADS, for 2001.

Other Operating Data: The Company’s Same Store Sales declined by 11.2% during 2002. The Company opened 10 stores, closed 8, and renovated several during the period, adding a net total of 13,600 square meters to the chain. Revenues per employee declined by only 2.5% during the year, reflecting the success of the Company’s ongoing efficiency program. EBITDA for 2002 was NIS 375 million (US $79.2 million), resulting in an EBITDA margin of 6.8%.

Comments of Management

Commenting on the results, Yoram Dar, Blue Square’s President and Chief Executive Officer, said, “The substantial write-downs taken during the fourth quarter reflect the economic consequences of a market plagued by ongoing recession and two years of the difficult security situation. This has reduced prevailing real-estate prices and brought about a market-wide consumer shift towards hard discount formats, impairing the value of some of our assets. The write-downs brought the balance-sheet carrying value of these assets in line with their market value, but forced us to report our first quarterly loss in many years. However, given our profits from the first three quarters, we were able to absorb the charge and to post a small profit for the year.

“This achievement reflects the success of our conservative operating strategies. Since the beginning of the recession, we have restrained our expansion rate — a strategy that slowed our revenue growth, but moderated the reduction in sales per square meter. Now, it has paid off by moderating the extent of asset impairment.”

Mr. Dar continued, “As we move into 2003, our markets remain challenging, with continued low demand, intensifying competition, and high expenses. In light of this reality, we are intensifying our strategies to increase revenues, streamline operations, and minimize expenses. The main points of our strategy include:

•	Improving the mix of our stores in terms of both formats and locations. We will continue evaluating the potential of each store branch, investing when it is possible to raise a store’s sales per square meter, and closing underperforming branches. During 2002, we closed 8 stores, including 3 during the fourth quarter.

•	Improving efficiency. We continue to streamline the workforce across the entire organization, to improve our Logistics Center operations, and to find new ways to cut operating expenses.

•	Increasing Private Label sales. Leader Price accounts now for about 8.5% of our sales. We are now following a Private Label strategy with the goal of achieving 15% Private Label sales over the next few years.

•	Continued focus on Hard Discount brands. As of March 2003, we have expanded the leading Mega chain to 22 stores throughout Israel, and Mega now accounts for more than half of our sales. In light of today’s macro-economic conditions, we have temporarily slowed the rate of new store openings. However, we continue to invest heavily in existing stores to raise sales per square meter.

Mr. Dar concluded, “Even in today’s challenging environment, we are confident that we can continue building market share, improving our revenues, and further reducing our expenses. As we enter 2003, we are working diligently to achieve progress on all these fronts.”

As previously reported, on August 15, 2002, the Company’s largest shareholder, the Co-Op Blue Square Services Society Ltd. (“the Co-Op”), initiated a process under which it plans to sell all of its holdings (78.1%) in the Company’s Ordinary Shares. The process is progressing and is expected to be completed during the next few months.

The Company will hold both Hebrew and English teleconferences today, March 24, 2003, to review and discuss the results. The Hebrew conference call will be held at 15:00 Israel time (8:00 AM New York time). The access numbers are 03-925-5910 in Israel, or +972-3-925-5910 from outside of Israel. The English conference call will be held at 11:30 AM New York time (18:30 in Israel). The access number from the US or Canada is 888-273-9891, while the access number from outside the US and Canada is 612-332-0923.

Taped replays of both teleconferences will be available after the call for a period of five days. To access the replay of the Hebrew teleconference, please call 03-925-5928 in Israel, or +972-3-925-5928 from outside of Israel. To access the replay of the English teleconference, please call 800-475-6701 from the US or Canada, and 320-365-3844 from outside the US and Canada. The access code for the English replay is 677182.

##

Blue Square is a leading retailer in Israel. A pioneer of modern food retailing in the region, Blue Square currently operates 173 supermarkets under different formats, each offering varying levels of service and pricing.

This press release may contain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to the Company’s business, financial condition, prospects and operating results. These statements are based on current expectations and projections that involve a number of risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constraints, the effect of the Company’s accounting policies, as well as certain other risks and uncertainties which are detailed in the Company’s Annual Report on Form 20-F and other filings with the Security and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

(a)	In accordance with applicable Israeli accounting principles, the Company maintains its accounts and presents its financial statements in New Israeli Shekels adjusted for changes in the Israeli consumer price index (“CPI”) through the latest balance sheet date (“Adjusted CPI”). The Israeli CPI decreased by 0.5% for the three months ended December 31, 2002, while it increased by 6.5% for the twelve months ended December 31, 2002. For the three months ended December 31, 2001, the CPI decreased by 0.6%, while for the twelve months ended December 31, 2001, it increased by 1.4%.

(b)	The convenience translation of the Adjusted New Israeli Shekel (NIS) into US dollars was made at the rate of exchange prevailing at December 31, 2002: US $1.00 equals NIS 4.737. The translation was made solely for the convenience of the reader.

BLUE SQUARE — ISRAEL LTD.
CONSOLIDATED BALANCE SHEETS

In Adjusted NIS of December 2002
Audited

			Convenience
	December 31		translation
			December 31
	2001	2002	2002
	NIS	NIS	U.S. dollars

	In thousands

ASSETS
CURRENT ASSETS
Cash and cash equivalents	1,388	13,969	2,949
Trade receivables	595,587	527,456	111,348
Other accounts receivable	81,327	98,471	20,788
Inventories	345,486	336,621	71,062

	1,023,788	976,517	206,147

INVESTMENTS IN AFFILIATES	5,765	2,957	624

FIXED ASSETS, NET	2,280,742	2,208,925	466,313

INTANGIBLE ASSETS AND DEFERRED CHARGES, NET	101,172	106,127	22,404

	3,411,467	3,294,526	695,488

(*)Reclassified.

BLUE SQUARE — ISRAEL LTD.
CONSOLIDATED BALANCE SHEETS
In Adjusted NIS of December 2002
Audited

			Convenience
	December 31		translation
			December 31
	2001	2002	2002
	NIS	NIS	U.S.$

		In thousands
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Credit from banks and others	240,124	324,511	68,505
Trade payables	780,124	729,836	154,071
Other payables and accrued expenses	271,840	317,768	67,083

	1,292,088	1,372,115	289,659

LONG-TERM LIABILITIES
Long-term loans from banks and others	395,214	362,112	76,443
Debentures	8,137	—	—
Deferred taxes	26,224	16,161	3,412
Accrued severance pay, net	27,463	24,118	5,091

	457,038	402,391	84,946

MINORITY INTEREST	174,583	155,002	32,722

SHAREHOLDERS’ EQUITY
Share capital —
Ordinary shares of NIS 1 par value - Authorized: 100,000,000 shares; Issued and outstanding: 38,400,000 shares	53,117	53,117	11,213
Additional paid-in capital	755,172	755,172	159,420
Dividend declared after balance sheet date	59,595	—	—
Retained earnings	619,874	556,729	117,528

	1,487,758	1,365,018	288,161

	3,411,467	3,294,526	695,488

BLUE SQUARE — ISRAEL LTD.
CONSOLIDATED STATEMENTS OF INCOME
In Adjusted NIS of December 2002
Audited

					Convenience
					translation
	For the year ended		For the three months		for the three
	December 31		ended December 31		months ended
					December 31
	2001	2002	2001	2002	2002
	NIS	NIS	NIS	NIS	U.S.$

		In thousands (except share and per share data)
Sales	5,939,799	5,548,372	1,441,393	1,326,129	279,951
Cost of sales	(*)4,296,016	4,050,602	(*)1,035,902	964,551	203,621

Gross profit	1,643,783	1,497,770	405,491	361,579	76,331
Selling, general, and administrative expenses	(*)1,320,994	1,274,568	(*) 330,178	315,497	66,603

Operating income	322,789	223,202	75,313	46,081	9,728
Financing income (expenses), net	(13,359)	16,204	(8,066)	(12,825)	(2,707)
Amortization of goodwill	5,378	5,378	1,355	1,347	284
Other expenses, net	18,499	177,330	9,059	169,368	(35,754)

Income before taxes on income	285,553	56,698	56,833	137,458	(29,018)
Taxes on income	109,884	42,882	22,929	32,854	6,936

Income after taxes on income	175,668	13,816	33,905	(104,604)	(22,082)
Equity in net earnings (losses) of affiliates	3,629	(370)	1,283	266	56
Minority interest	(25,603)	(6,067)	(5,865)	5,114	1,080

Net income	153,695	7,379	29,323	(99,223)	(20,946)

Earnings per Ordinary Share or ADS	4.00	0.19	0.76	(2.58)	(0.55)

Weighted average number of shares or ADS outstanding during the period	38,400,000	38,400,000	38,400,000	38,400,000	38,400,000

(*)	Reclassified.

BLUE SQUARE — ISRAEL LTD.
SELECTED OPERATING DATA

In Adjusted NIS of December 2002
Audited

					Convenience
	For the year ended		For the three months ended		translation for the
	December 31		December 31		three months ended
					December 31
	2002	2001	2002	2001	2002
	NIS	NIS	NIS	NIS	U.S.$

Sales (in millions)	5,548	5,940	1,326	1,441	280

Operating income (in millions)	223	323	46	75	10

Number of stores at end of period	173	171	173	171	NA
Stores opened during the period	10	8	2	2	NA
Stores closed during the period	8	5	3	2	NA

Total square meters at end of period	292,600	279,000	292,600	279,000	NA
Square meters added during the period	13,600	21,000	8,200	2,200	NA

Same store sales	(11.2%)	(3.2%)	(11.7%)	(5.9%)	NA

Sales per square meter (in thousands)	19,669	22,082	4,567	5,183	964

Sales per employee (in thousands)	746	764	180	188	38

EBITDA (in millions)	375	470	84	115	18

EBITDA margin	6.8%	7.9%	6.4%	8.0%	NA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE — ISRAEL LTD.

	By:	Iris Penso, Adv. General Counsel & Corporate Secretary
Date: March 24, 2003